Exhibit 99.431

CONSENT OF DALE MATHESON CARR-HILTON LABONTE LLP

We hereby consent to the incorporation by reference in this registration statement on Form 40-F/A of NexTech AR Solutions Corp. being filed with the United States Securities and Exchange Commission, and any subsequent amendments, of:

•	our report, dated April 15, 2021, on the consolidated statements of financial position as at December 31, 2020, 2019 and May 31, 2019, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2020, for the seven months ended December 31, 2019, and the year ended May 31, 2019, which appears in Exhibit 99.302 of this registration statement;

•	our report, dated March 25, 2020, on the consolidated statements of financial position as at December 31, 2019 and May 31, 2019, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the seven months ended December 31, 2019 and the year ended May 31, 2019, which appears in Exhibit 99.139 of the registration statement; and

•	our report, dated October 2, 2019, on the consolidated statements of financial position as at May 31, 2019 and 2018, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year ended May 31, 2019 and for the period from incorporation on January 12, 2018 to May 31, 2019, which appears in exhibit 99.82 of the registration statement.

We also consent to reference to us under the heading “Interests of Experts” which appears in each of the Annual Information Forms included in Exhibit 99.174 and Exhibit 99.360 of this registration statement on Form 40-F/A.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, BC

March 28, 2022